MAIL STOP 03-06
	September 13, 2004

Elias Vamvakas, Chief Executive Officer
OccuLogix, Inc.
5280 Solar Drive, Suite 100
Mississauga, Ontario
Canada L4W 5M8

	RE:	OccuLogix, Inc.
		Registration Statement on Form S-1
		Commission File No. 333-118204
		Filed on August 13, 2004

Dear Mr. Vamvakas:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also note that we may have additional comments after you include this information.
2. Please fill in the blanks in your document so that we may continue our review.
3. If you intend to include any graphics in the prospectus, please submit them for our review.
4. Please minimize the use of technical medical terminology or other words or phrases that may be unfamiliar to the average investor in the Summary and Risk Factors section. See Updated Staff Legal Bulletin No. 7 (CF). In addition, if you include technical terms in the body of your prospectus, please concisely explain these terms where you first use them in the discussion. For example, we note terms such as rheopheresis, apheresis, BCVA, FRCSC, morphometry, and electrophysiological function.
5. Please provide an objective support for the following statements:
* our RHEO System is the only Dry AMD treatment to target what we believe to be the underlying cause of AMD rather than its symptoms (pages 1 and 38); and
* RHEO Therapy is currently the only Dry AMD therapy that ... appears to improve vision in some patients (page 2).
6. We note the statistics you attribute to various third parties throughout the prospectus including, among others, the following:
* Dry AMD afflicts approximately 13.0 to 13.5 million people in the United States, representing approximately 85% to 90% of all AMD cases (pages 1, 38, and 40);
* approximately 15 million people in the United States suffer from AMD (pages 2 and 39);
* the Category 3 and the Category 4 Dry AMD population ... represents approximately 54% of the total U.S. Dry AMD patients, or currently approximately 8 million people (page 2);
* the prevalence of AMD increases sharply with age, from 18% among people 65 to 74 years of age to 47% among people 85 years and older (page 39); and
* the prevalence of AMD among a selected sample of U.S. residents aged 65 and older was 27% in 1999 (page 39).
Please supplementally provide us with copies of the materials that support the statistics cited, clearly marking the relevant sections. In addition, please tell us whether those third parties have consented to your use of their data and whether any of the reports were prepared specifically for your use.
7. News articles report that your treatment could be launched in the second half of 2005. See e.g. TLC Subsidiary Files For IPO In Canada, The Globe and Mail, Sep. 1, 2004, at B11; TLC Spinoff Files For Share Offering, The Globe and Mail, Aug. 14, 2004, at B2. This appears to be inconsistent with the disclosure in the prospectus that you would not generate significant revenues until late 2006. Please supplementally advise if you or your affiliates provided such information to the market or media.

Prospectus Cover Page
8. Disclose that your major shareholder, TLC Vision Corporation, currently holds 65.8% of your outstanding shares and plans to sell ______ shares in this offering.
9. The underwriter should be aware of the staff`s long-standing and unchanged position that the term "Sole Book-Runner" should be removed from the cover page. Please comply. You may, however, include this language on the back cover page.

Prospectus Summary - Page 1
10. Please provide independent support for your belief that poor microcirculation and the gradual build-up of cellular waste material contribute to the development of Dry AMD and for the efficacy of your process.
11. Clarify that to date you have received results for 36 patients in the MIRA-1 clinical trial, one third of which are in the placebo group.
12. Quantify what you mean by "worse than legal driving vision" and the degree to which vision improved in 58% of the patients. Discuss the extent to which you have established whether improvements are long term, as well as short term.
13. Briefly describe the extent of the affiliation of the registrant with TLC Vision Corporation.
14. In the forepart, please briefly describe the status of your products` regulatory approval, and state that you do not expect to generate revenues in the United States or materially increase sales in Canada until late 2006, at the earliest.
15. Expand the second paragraph on page 2 to clarify the extent to which therapies for wet AMD have received FDA approval.
16. We note the advantages of your RHEO System described in "Our Solution" subsection. In order to provide a more balanced disclosure, please identify the disadvantages of your systems including the possible side effects and briefly discuss the significant risks related to the investment in your company.
17. You indicate that you are "currently" identifying multi-facility health care service providers and also seeking to establish Medicare reimbursement for RHEO Therapy. In an appropriate section, please describe the status of any contact or negotiation. Considering the fact that you do not have FDA approval to commercialize the product and that sales in the US will not begin until late 2006, please describe how much you are focusing on such marketing activities.
18. You state that MIRA-1 follows ten years of successful clinical trials and studies on Rheopheresis conducted outside United States. Please clarify if your RHEO System has been put in clinical trial for ten years outside the United States. Disclose if your system has been approved in foreign countries for commercial use.
19. On page 3, you state that AMA in January 2003 established an insurance billing code that accurately characterizes the RHEO Therapy procedure and that Medicare currently covers and pays for other FDA-licensed services billed with this code only when performed in a hospital outpatient setting. Please clarify what procedures the new insurance billing code covers, and disclose if there is a therapy similar to RHEO that is currently performed to outpatients. Also, since you are years away from FDA approval, delete multiple discussions on medical reimbursement. We note the bottom of page 1.
20. Under the caption "our solution," briefly describe the process you use to filter the blood. Also disclose what constitutes "an initial course of RHEO Therapy."
21. In an appropriate section, please describe your business in Canada. Describe the status of regulatory approval by the Canadian government, and disclose whether the product and services are commercially provided to AMD patients.
22. If you have a website, please provide the internet address here or in your business section. See Item 101(e) of Regulation S-K.
23. Under the caption "Corporate Information," disclose the extent to which your officers and directors also hold positions with TLC Vision.

Summary Historical and Pro Forma Consolidated Financial Data - Page 6
24. The table references footnote (1) but does not include an explanatory footnote. Please revise or advise.

Risk Factors - Page 8
25. In the beginning of this section, please add a risk factor disclosing that your auditor raised substantial doubt about your ability to continue as a going concern. Also, provide your most recent working capital and shareholder equity figures.

We do not know whether we will be able to increase our revenues... -
Page 8
26. Revise this caption to make clear that you have had losses every year since you began operations, and quantify in the risk factor your revenues for each of the three most recent years, rather than 1998 and 1999. Also quantify the extent of your accumulated deficit. Alternatively, move the first risk factor on page 14 to this location.
27. You state that the focus of your operations in recent years has shifted towards the ongoing pivotal trial, MIRA-1. Please briefly discuss your business prior to this change.
28. Also state that since July 2002, your only customer has been OccuLogix, L.P., an affiliated party.

We may be unable to complete MIRA-1... - Page 8
29. We note that MIRA-1 is currently being conducted at seven treatment centers in the US and Canada and that your relationship with these contract research organizations could be terminated before MIRA-1 is completed. In your business section, please name these contract research organizations, describe the terms of any agreements entered into with these centers - including the compensation you agreed to pay - and file the agreements as exhibits.

RHEO Therapy is based on a model that has not achieved... - Page 10
30. Please confirm if FDA initiated any actions, other than the directive requiring IDE and the fine against your founder. Disclose the amount of fine paid by Dr. Davis. Supplementally provide us with any directive or order issued by FDA against you or your affiliates. If Dr. Davis continues to be employed in any capacity, expand to disclose.
31. You state that the activities of the Rheotherapy Center engendered opposition in certain segments of the eye care community. Please provide more details.

RHEO Therapy may produce adverse side effects... - Page 13
32. Please describe any side effects observed during MIRA-1 or any other known side effects.

We may face future product liability claims... - Page 13
33. Please disclose your insurance policy coverage.

Conflicts of interest... - Page 15
34. Disclose that these three individuals make up a majority of your board of directors.

Future sales of our common stock could reduce our stock price - Page
17
35. Please disclose the average exercise price of your outstanding options and warrants.

Use of Proceeds - Page 21
36. We note that you will use $20.4 million to $21.4 million of the net proceeds to build your infrastructure and to facilitate the commercialization of RHEO System. Please discuss in more detail how this amount will be used and break down this amount in more detailed items.

Dilution - Page 23
37. Please update this section to reflect the numbers of your most recent financial statement.
38. Expand to disclose the reorganization transactions that are reflected in this information. Also, clearly disclose how the "shares purchased" and "total consideration" columns will change if you assume exercise of all outstanding warrants and options.

Unaudited Pro Forma Condensed Consolidated Financial Data - Page 24
39. The information your present here may be confusing to investors, as the pro forma adjustments are not clearly referenced to footnotes describing the assumptions you made. If your intent was to provide investors with a summary of the reorganized company on a pro forma basis, then move the section to follow the selected financial data table, present only the pro forma statements of operation and balance sheet columns with the accompanying introductory paragraphs and refer the reader to the detailed information presented on pages F-50 through F-58. Otherwise, replace the current disclosure with the detailed pro forma information currently included on page F-50 through F-58.

Management`s Discussion and Analysis of Financial Condition and Results of Operations - Page 29
40. We note that all of your revenue is generated from sales to OccuLogix, L.P., an affiliate of yours, and OcculLogix, L.P. derive its revenue from sales to yet another related party. Identify the related parties to which you refer in the carryover paragraph at the bottom of page 29. Please disclose the sales of products and services related to Rheotherapy by you and your affiliates to end users who are not related to you.

Cost of Sales - Page 30
41. Quantify the amounts paid to Messrs. Stock and Brunner under the agreements.

Operating Expenses - Page 30
42. It appears that the majority of your G&A expenses are for compensation. Expand to discuss in more detail separately.

Results of Operations - Page 31
43. To better explain cash flows from operations, please revise to discuss significant changes to the components of working capital - i.e., individually significant changes in line items. For example, we note that inventories increased $75 thousand or 40% over the past quarter while sales decreased significantly. Please address the impact on your working capital.
44. When you cite changes in components of working capital - for example, receivables, inventory, payables, and accruals - in explaining changes in cash flows from operations, please explain the reasons for the changes. For example, explain why you continue to build inventories when sales have fallen off.
45. You attribute your 73% decrease in revenue to the SARS outbreak in Toronto in 2003. Please discuss if your products and RHEO treatment is fully commercialized in Canada. Have you acquired all the regulatory approvals? Are third parties such as insurance companies or government health programs covering the costs of the treatments? If so, why was the revenue so low and what do you expect the future trend will be?
46. Please break down "general and administrative expenses" and "other (expenses) income" in more detailed items and quantify them.
47. We note that it appears that more than 80% of the options granted in 2003 went to three individuals. Expand to discuss, and provide additional information.
48. On page 30, you state that the clinical regulatory expenses will remain relatively constant until MIRA-1 and the clinical trials are complete. However, we note that the same expenses increased 116% in the three months ended March 31, 2004. Please clarify what the level of spending would be in the near future. If you have made any commitment to spend certain amounts on clinical trial when you received funding from TLC Vision and Diamed, please disclose in detail.
49. Please disclose OccuLogix, L.P.`s revenue and net profit for the periods discussed in this section.
50. We note that you attribute decreased revenue for the first quarter in 2004 to lower patient volumes due to the SARS outbreak. Quantify in the year-end revenues the extent to which sales declined in the second half of 2003.
51. We note that the 51% decrease in general and administrative expenses in year 2002 was due to a reduction in the number of staff. Please describe in more detail the facts underlying the downsizing that occurred during the time and disclose the numbers of employees before and after the incident.

Liquidity and Capital Resources - Page 32
52. You state that the estimated net proceeds of this offering will be sufficient to fund your operations and other demands and commitments until late 2006. Please discuss in detail the basis of this statement. Describe and quantify, from the management`s point of view, the cash requirements, as well as known uncertainties for the relevant periods.
53. Please explain if your purchase order placed with Asahi Medical in July 2004 was made as part of the commitment described in the distribution agreement entered in January 2002. If so, explain why you placed an order before you acquired FDA approval for RHEO System.
54. Please quantify the amount you raised by issuing convertible debentures, common stock, and convertible preferred stock. Also quantify the amount of securities issued.

Business - Page 38
55. Please describe the business and development of your subsidiaries, including OccuLogix, L.P. In addition, disclose what you and TLC Vision have contributed to OccuLogix L.P. when the partnership was formed.
56. Expand to discuss the registrant`s affiliation with Rheogenx BioSciences Corporation.
57. Please provide an overview of the roles of you, your suppliers, TLC Vision, Apheresis Technologies in developing your products and operating your business.
58. Please describe the status of your new filter development.  See
Item 101(c)(i) of Regulation S-K.
59. Please discuss the competitive conditions in your business.  See
Item 101(c)(x) of Regulation S-K. In addition, disclose whether there are pumps and filters that are manufactured by companies other than your suppliers and that have similar functions. Discuss whether a third party could make a system similar to yours by using those other pumps and filters.

Our Solution - Page 42
60. Clarify whether the "researchers" you refer to in the second sentence are independent or not.

Our Strategy - Page 43
61. Please describe in plain terms the services currently covered by the insurance billing code established by AMA in January 2003. Discuss the impact on your business of the rule change that would enable the physician office-based reimbursement. In the risk factor section, discuss what would happen if the reimbursement policy were not adopted by January 2005.
62. We note that you are accumulating inventory of filters and pumps even though you do not expect to have any significant sales at least until late 2006. Please explain why you are accumulating inventory so far ahead of time. Do you have purchase commitments? Disclose how many filters are used for each patient who undergoes your process. Discuss the risks of holding inventory for a long period such as the loss of liquidity, the risk of holding obsolete goods, and possible product degradation.

The RHEO Procedure - Page 45
63. It appears that your treatment not only filters the blood and plasma around or near the retina but also in the patient`s whole body. Discuss what effects the treatment may cause to the other parts of the body. Disclose if the safety of this procedure was researched or checked by a third party independent institution. For example, are their negative consequences to also filtering out "Willebrand`s factor, fibrinogen, lipoprotein A and C reactive protein?"

Clinical Studies - Page 46
64. Clarify whether "late stage Dry AMD" means category 4, as defined earlier in the filing.
65. Provide supplementally the complete clinical study.
66. We note that institutions in other countries conducted clinical trials similar to your treatment. Please describe if these institutions or whoever licenses the procedure from these institutions could be your potential competitor. Explain why.

Patents and Proprietary Rights - Page 51
67. You state that you will seek to re-examine the patent licensed to you. Please explain why you intend to seek re-examination and describe in detail the facts related to this matter.

Government Regulation - Page 53
68. We note that RHEO System is a class III device, which requires PMA approval. Please disclose how long it usually takes to acquire PMA approval, when you submitted your application for PMA approval, and what the current status is.

Facilities - Page 54
69. Please describe the usage of each of your facility.

Reorganization - Page 55
70. Explain how you determined the number of shares to issue to TLC Vision for its 50% interest.

Management - Page 56
71. Please briefly describe the business of Creative Planning Financial Group of Companies, Borderfree, Canada Post Borderfree Partnership, Hawker Siddeley Canada, Inc., Quest Clinical Trials, Cadbury Adams, Viewtap, Inc., River Medical, Inc., Azure Dynamics Corporation, and NMC sa.
72. We note that several of your directors will be appointed to your board prior to the closing of this offering. Please file consents of those persons in accordance with Rule 438 of the Securities Act.
73. Explain in an appropriate location why Mr. Vamvakas was given options for 500,000 shares in 2003 when he did not assume his current position as CEO until July 2004.
74. We note that Dr. Davis was CEO until June 2003. Disclose whether or not any individual served as acting CEO until Mr. Vamvakas assumed the role in July of 2004. If Mr. Vamvakas assumed the role when he was named Chairman, include him in the compensation table.
75. Also, we note that a financial statement footnote states that Mr. Vamvakas became Chairman and Secretary in June, 2003. Reconcile with the disclosure in his biography.

Aggregate Option Exercises in 2003 and Option Values - Page 60
76. State the weighted average exercise price for outstanding options.

Options Granted Outside the 1997 Plan and the 2002 Plan - Page 63
77. Please name the person who was granted nonstatutory options to acquire 356,583 shares on August 9, 2004 and disclose the exercise price.
78. Expand to also discuss the option grant to Mr. Vamvakas.

Certain Relationships and Related Party Transactions - Page 64
79. Briefly describe the series of transactions that led to TLC Vision`s beneficial ownership of 23,840,441 shares, including the consideration paid. Provide similar disclosure with regard to Diamed.
80. Expand to discuss amounts paid to date under the various agreements with Diamed, MeSys, Mr. Stock, Apheresis Technologies and any other affilates.
81. There are a number of related party transactions described in the financial statement footnotes that are not described in detail here. Expand to include them, and provide sufficient detail so that investors can clearly understand the extent and significance of these transactions. We may have further comments.

Principal and Selling Stockholders - Page 65
82. Please provide the list of selling shareholders in your next amendment. We may have further comments after reviewing the list.
83. Please disclose the person or persons with voting and/or investment control over the shares held by Diamed.
84. Please explain the relationship between you and OccuLogix
ExchangeCo, Inc.

Description of Capital Stock - Page 67
85. Please provide the number of holders of each class of common equity as of the latest practicable date. See Item 201(b) of Regulation S-K.

Shares Eligible for Future Sale - Page 72
86. Please disclose the number of shares that could be sold under Rule 144(k).
87. Please describe in more detail the lock-up agreement between your underwriter and your shareholders. Please identify the shareholders who entered into such agreement and briefly describe the material terms.

Underwriting - Page 74
88. Please identify the underwriters that intend to sell to discretionary accounts. See Item 508(j) of Regulation S-K.
89. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
Briefly describe any electronic distribution in the filing.
Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:
* The communications used;
* The availability of the preliminary prospectus;
* The manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and
* The funding of an account and payment of the purchase price. Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.

Auditor`s Report - Pages F-2 and F-40
90. Revise to include signed reports of the Independent Registered Public Accounting Firm. Refer to Item 302 of Regulation S-T which, addresses signatures in electronic filings.

Financial Statements of OccuLogix, Inc.
91. Please update the financial statements as required by Rule 3-12 of Regulation S-X.
92. Please include an updated accountant`s consent in the amended filings.

Note 2:  Significant Accounting Policies

Revenue recognition - Page F-8
93. Please expand your disclosure to clarify your revenue recognition policy to discuss the impact of return policies, post shipment obligations including training, customer acceptance, etc., warranties, and credits, discounts, price protection or other arrangements with third party distributors.
94. In addition, clarify why shipment is the appropriate point for revenue recognition. Does legal title pass upon shipment? Are the terms FOB shipping point?

Investments in Limited Partnership - Page F-14
95. Please revise to indicate why you do not consolidate the partnership and, if true, what factors cause you to conclude you do not have control over the Partnership. We note that the company provides management assistance to the Partnership, for which it is remunerated, and prior to the offering you will acquire the remaining 50% interest in the partnership from TLC. Also, we note that Elias Vamvaka, in June 2003, became the Chairman and Secretary for both the Company and the Partnership. We may have further comments upon review of your response.
96. We note you agreed to convert $500,000 of the Asahi Medical Note into shares of common stock at a price of $0.98502 per share in November 2003. Supplementally provide us with the analysis you performed in concluding that a beneficial conversion feature did not arise from this agreement. Otherwise, revise the financial statements to reflect and account for the beneficial conversion feature. Refer to EITF98-5 and 00-27.
97. In this regard, provide us with a similar analysis addressing each of the conversions or agreements to convert discussed in Note
13. Explain clearly how you determined the fair value of your common stock at the date of each assessment.

Related Party Transactions - Page F-21
98. Please tell us the method and assumptions used to determine the compensation expense for the options issued to Mr. Vamvakas in December 2003.

Schedules
99. Please revise to include the schedule of Valuation and Qualifying Accounts required by Rule 5-04(c) of Regulation S-X.

Pro forma Financial Information of Occulogix, Inc.
100. Revise to include introductory paragraphs to the pro formas that clearly outline the information you are presenting, including a clear description of the transactions and the date at which you assume the transactions occur for each of the pro forma statements of operations and the pro forma balance sheet.
101. Revise the pro forma statements to present all adjustments gross and to clearly reference each adjustment to a footnote that explains the assumption you made.

Part II

Recent Sales of Unregistered Securities - Page II-1
102. Provide us with an itemized chronological schedule detailing each issuance of your preferred shares, ordinary shares, stock options and warrants by the company or principal stockholder since January 1, 2003 through the date of your response. Include the following information for each issuance or grant date:
a. Number of shares issued or issuable in the grant
b. Purchase price or exercise price per share
c. Any restriction or vesting terms
d. Management`s fair value per share estimate
e. How management determined the fair value estimate
f. Identity of the recipient and relationship to the company
g. Nature and terms of any concurrent transactions with the recipient
h. Amount of any recorded compensation element and accounting literature relied upon
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management`s fair value per share determinations to the current estimated IPO price per share, identifying all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value. Also, indicate when discussions were initiated with your underwriter(s).

Exhibits
103. Please file the list of your subsidiaries as an exhibit.  See
Item 601 of Regulation S-K.
104. We note that most of the contracts filed as exhibits 10 are not signed or dated. Please refile executed documents as exhibits.


*   *   *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Dennis Hult at (202) 942-2812 or Martin James, Senior Assistant Chief Accountant, at (202) 942-1984 if you have questions regarding comments on the financial statements and related matters. Please contact S. Richard Lee at (202) 942-2854 or the undersigned at (202) 942-1880 with any other questions.


				Sincerely,



				Peggy Fisher
				Assistant Director

cc: 	Andrew J. Beck, Esq.
	Torys LLP
	(fax: 212-682-0200)

	Marjorie Sybul Adams, Esq.
	Piper Rudnick LLP
	(fax: 212-884-8517)
OccuLogix, Inc.
September 13, 2004
Page 1